

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 19, 2006

**via U.S. mail and facsimile**

Dennis M. Loughran
Vice President, Finance and Chief Financial Officer
Rogers Corporation
One Technology Drive
Rogers, Connecticut  06263-0188

> **Re:    Rogers Corporation**
> **Form 10-K for the Fiscal Year Ended January 2, 2005**
> **Filed March 18, 2005**
> **Forms 10-Q for the Fiscal Quarters Ended April 3, 2005, July 3, 2005**
> **and October 2, 2005**
> **File No. 1-4347**

Dear Mr. Middleton:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Anne McConnell at (202) 551-3709, or me at (202) 551-3255.

                                                Sincerely,


                                                Nili Shah
                                                Accounting Branch Chief